April 14, 2025

Elizabeth B. Higgins
Executive Vice President and Chief Financial Officer
Oglethorpe Power Corporation
2100 East Exchange Place
Tucker, GA 30084-5336

       Re: Oglethorpe Power Corporation
           Registration Statement on Form S-4
           Filed April 2, 2025
           File No. 333-286342
Dear Elizabeth B. Higgins:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Darryl Smith